exhibit 99.3

Financial Statements

1100 West Properties LLC

For the period from August 8, 2006 (commencement of operations) to December 31, 2006 and Report of Independent Registered Public Accounting Firm

1100 West Properties LLC

Financial Statements

Report of Independent Registered Public Accounting Firm

To the Members of 1100 West Properties LLC:

We have audited the accompanying balance sheet of 1100 West Properties, as of December 31, 2006 and the related statement of operations, changes in members’ equity and cash flows for the period from August 8, 2006 (commencement of operations) to December 31, 2006.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United Sates).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 1100 West Properties LLC at December 31, 2006, and the results of its operations and its cash flows for period from August 8, 2006 (commencement of operations) to December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

March 19, 2007

1100 West Properties LLC

Balance Sheet

December 31, 2006

(In Thousands)
Assets
Property and equipment, net	$112,374
Cash and cash equivalents	1,667
Restricted cash	33,468
Customer and tenant deposits	1,134
Accounts receivable, net	44
Deferred financing costs, net of accumulated amortization of $405	2,512
Prepaid expenses and other assets	323
Total assets	$151,522

Liabilities and Members’ Equity
Liabilities:
Mortgage loan	$124,000
Customer and tenant deposits	1,134
Accounts payable and accrued liabilities	648
Total liabilities	125,782
Commitments
Members’ equity	25,740
Total liabilities and members’ equity	$151,522

See accompanying notes to financial statements.

Statements of Operations

Period from August 8, 2006 (commencement of operations) to December 31, 2006

(In Thousands)
Revenues:
Rental	$1,113
Total revenues	1,113

Operating Costs and Expenses:
Salaries and benefits	58
Repairs and maintenance	86
Utilities	270
General and administrative	448
Advertising expenses	777
Real taxes and insurance	454
Depreciation	952
Total operating costs and expenses	3,045
Operating loss	(1,932)

Interest expense, net	3,328
Net loss	$(5,260)

See accompanying notes to financial statements.

Statement of Changes in Members’ Equity

Period from August 8, 2006 (commencement of operations) to December 31, 2006

(In Thousands)

Contributions from members	$31,000

Net loss	(5,260)

Balance, December 31, 2006	$25,740

See accompanying notes to financial statements.

Statement of Cash Flows

For the Period from August 8, 2006 (commencement of operations) to December 31, 2006

(In Thousands)
Cash flows from operating activities:
Net loss	$(5,260)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	952
Amortization of deferred financing costs	405
Changes in assets and liabilities:
Accounts receivable	(44)
Restricted cash	(6,088)
Prepaid expenses and other assets	(323)
Accounts payable and accrued liabilities	648
Net cash used in operating activities	(9,710)

Cash flows from investing activities:
Payment for assets acquired	(110,212)
Additions of property and equipment	(749)
Restricted cash	(29,745)

Net cash used in investing activities	(140,706)

Cash flows from financing activities:
Proceeds from mortgage loan	124,000
Payments for deferred financing costs	(2,917)
Contributions	31,000
Net cash provided by financing activities	152,083

Net change in cash and cash equivalents at the end of the period	$1,667
Supplemental disclosure of cash flow information
Cash paid for interest	$2,951

See accompanying notes to financial statements.

Notes to Financial Statements

1.   Organization and Business

1100 West Properties LLC, (the “Company) a Delaware limited liability company, was formed in August 2006 and is owned 50% by Sanctuary West Holdings LLC (“SWH”) and 50% by Morgans Group LLC (“MHG”).

The Company was formed to purchase, renovate and convert and existing apartment building on Biscayne Bay in South Beach Miami into a condo hotel operated under MHG’s Mondrian brand.  The new luxury hotel will be operated by MHG under a long-term incentive management contract.  The hotel will have approximately 342 units comprised of studios, one and two bedroom units, and four penthouse suites.

The Company acquired the existing land and building for a gross purchase price of approximately $110 million and plans to spend approximately $60 million on renovations.  The initial equity investment of $30  million was funded equally from both SWH and MHG.

The Company plans on pursuing the sale of some or all of the new luxury units as condominiums, subject to market conditions.  The Company anticipates that unit buyers will have the opportunity to place their units into a rental program.

Under the limited liability agreement of the Company, income and loss is allocated in proportion to the Members’ percentage interest in the Company.  Net cash from Operations, as defined, and Capital Transaction Proceeds, as defined, are distributed monthly to the Members in accordance with their percentage interests.

The Company is in the process of obtaining approval from the state of Florida in order to complete the process for the sale and lease of its units.

2.   Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements as well as the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash accounts and highly liquid investments, with original maturities of three months or less from the date of purchase.

Concentration of Credit Risk

The Company places its temporary cash investments in high credit financial institutions.  However, a portion of temporary cash investments may exceed FDIC insured levels from time to time.

Restricted Cash

Restricted cash consists of reserves for real estate taxes, insurance, interest reserve and a development reserve as provided for in the mortgage note.

Fair Value of Financial Instruments

The financial instruments include cash and cash equivalents, accounts receivable, restricted cash, accounts payable and accrued expenses, and mortgage loan.  The Company’s mortgage loan accrues interest at a floating rate, which re-prices frequently. Management believes the carrying amounts of the aforementioned financial instruments are a reasonable estimate of fair value at December 31, 2006 due to the short-term maturity of these items or variable interest rate.

Revenue Recognition

Rental income is recognized on a straight –line basis over the term of the respective leases.

Revenues and profits from the sales of condominiums are recognized when closing has occurred and other criteria for sale and profit recognition are satisfied in accordance with principles generally accepted in the United States of America.

Accounts Receivable

Accounts receivable are carried at their estimated recoverable amount.   The allowance is maintained at a level considered adequate to provide for potentially uncollectible receivables.  The level of allowance is calculated by examining potential exposed accounts receivable. Potential exposed accounts receivable is calculated by subtracting the total tenant security deposits from total tenant accounts receivables.  A review of the age and status of receivables, designed to identify potential charges to the allowance, is performed on a continuous basis.  The allowance is established by charges to income in the form of a provision for doubtful accounts. After all attempts to collect accounts receivable are exhausted, the uncollectible balances are written off against the allowance.  Based on information available, the Company believes that the allowance for doubtful accounts of approximately $3,000 as of December 31, 2006 is adequate.  However, actual write-offs might exceed the recorded allowance.

Deferred Financing Costs

Costs incurred in connection with the mortgage loan are amortized over the term of the loan using the straight-line method which approximates the effective yield method.  Amortization of deferred financing costs is included in interest expense in the accompanying financial statements.

Advertising

Advertising and promotion costs are expensed as incurred.

Real Estate Acquisitions

In August 2006, the Company acquired the building and land parcel for a total purchase price of $109.3 million.

Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” requires that the total purchase price be allocated to the assets acquired and liabilities assumed based on, but are not limited to, quoted market prices, expected future cash flows, current placement costs, market rate assumptions and appropriate discount and growth rates.

Under the purchase method of accounting, the asset and liabilities of the acquired property were recorded at their respective fair values as of the date of the acquisition.  The following table summarized the estimated fair values of the assets acquired and liabilities assumed as of the acquisition date.

Fair Value
(in thousands)

Land	$21,188
Building	89,025
Liabilities	(864)
Total	$109,349

Property and Equipment

Property and equipment, except land, are stated at cost less accumulated depreciation and amortization. Land is stated at cost. Property and equipment are depreciated using the straight-line method.  The estimated useful lives of the assets are summarized as follows:

Lives in Years
Building and improvements	39.5
Furniture, fixtures, and equipment	5

Costs that relate to the acquisition, development, and construction of the project are capitalized.

The cost of normal recurring repairs and maintenance are charged to expense as incurred.

In accordance with Statement of Financial Accounting Standards (“SFAS”) Statement No. 144, “Accounting for the Impairment of Disposal of Long lived Assets,” long-lived assets currently in use are reviewed whenever events or changes in circumstances indicate the carrying value of a long-lived asset may not be recoverable and will be written down to fair value if considered impaired.  Long-lived assets to be disposed of are written down to the lower of cost or fair value less the estimated cost to sell.  The Company has reviewed its long-lived assets for impairment. There were no impairment write-downs during the period from August 8, 2006 to December 31, 2006.

Income Taxes

The Company is a limited liability company, which is treated similarly to partnerships for tax  purposes.  Accordingly, Federal, state and local income taxes have not been provided for in the accompanying financial statements, as the members are responsible for reporting their allocable share of the Company’s income, gains, deductions, losses and credits on their respective income tax returns.

3.   Property and Equipment

Property and equipment consists of the following as of December 31, 2006 (000’s omitted):

Land	$21,188
Building	89,025
Construction-in-progress	3,052
Furniture, fixtures and equipment	61
Total	113,326
Less- accumulated depreciation	(952)
Property and equipment, net	$112,374

Certain construction-in-progress costs are currently being paid out of the development reserve, which was set up at the closing of the loan.

4.   Mortgage Loan

The Company financed the purchase of the property with a mortgage loan in the amount of $124 million.  The loan consists of two tranches, an A Note ($82 million) and a B Note ($42 million). Both the A and B Note require interest payments only and bear interest at a rate of LIBOR (5.3% at December 31, 2006) plus 300 basis points and mature in August 2009.   The interest payments are currently being paid out of the interest reserve which was set up at the closing of the loan. The average interest rate on the loan from the period August 8, 2006 to December 31, 2006 was approximately 8.4%.

At the closing of the loan, $9 million and $29.7 million were placed in escrow to fund an interest reserve and a development reserve as required by the loan agreement.

The Company is required to deposit the first $6.9 million of net sales cash flow, as defined, into a project escrow account.  So long as no event of default exits, the Company can use the fund for exterior and common are improvement, marketing, administrative and other project costs (other than corporate overhead costs) pursuant to the construction budget.  Once the project escrow account is funded, the loan requires partial principal payments based upon the net sales proceeds of the condominium units.

5.   Related Party Transactions

The Company has entered into a project management agreement with Sanctuary West Management, LLC (“SWM”), an affiliate of SWH. The agreements specify that SWM is to receive a developer fee equal to 1% of the hard costs of the project, which shall be paid at $21,100 per month for a period of 18 months.  The monthly payment due to SWM shall be adjusted following the twelfth monthly payment, as defined, for any change in the construction cost budget.  The developer fee payment shall not exceed 1% of the actual construction costs.   Developer fees were $84,000 for the period ended December 31, 2006 and have been capitalized as costs of the project.

An affiliate of SWH provides asset management services to the Company for a monthly fee of $30,000. For the period ended December 31, 2006, these fees amounted to $150,000 and have been capitalized as costs of the project.

Each Member receives monthly compensation for overhead of $62,500, as provided for in the construction budget. For the period ended December 31, 2006, these fees amounted to $500,000 and are being capitalized as costs of the renovation and conversion project.

Included in accounts payable in the accompanying balance sheet is $8,200 due to a related party in connection with the acquisition of the property.

The Company is a part of a Master Condominium Association to which it pays annual dues.  Members of both SWH and MHG serve on the Board of the Master Association.  For the year ended December 31, 2006 the Company paid approximately $320,000 in dues which is included in general and administrative expenses in the accompanying statement of operations.

6. Commitments

As of December 31, 2006, the Company’s apartment units are leased to 148 tenants that occupy 111,243 square feet of the property’s total leaseable square footage of 252,003.  All of these leases expire during 2007.

The Company has entered into twenty nine condominium purchase and sale agreements with respective buyers as of December 31, 2006.  Total deposits held in escrow by the Company’s broker pursuant to the contracts amounted to $966,662 (excluding interest) as of December 31, 2006.